

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2022

Ming Zhao
Chief Financial Officer
China Jo-Jo Drugstores Holdings, Inc.
Hai Wai Hai Tongxin Mansion Floor 6
Gong Shu District, Hangzhou City, Zhejiang Province
People's Republic of China, 310008

> **Re: China Jo-Jo Drugstores Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form F-3**
> **Filed October 19, 2022**
> **File No. 333-259692**

Dear Ming Zhao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2022 letter.

Amendment No. 4 to Registration Statement on Form F-3 filed October 19, 2022

Cover Page

1. In each instance where you discuss the August 26 Statement of Protocol, please disclose that the PCAOB will be required to reassess its determinations by the end of 2022.

2. We note your response to comment 2, as well as the following disclosure: "To the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of such entities, our subsidiaries, or the consolidated VIEs by the PRC

government to transfer cash or assets." In each instance where such disclosure appears, please revise to include "the Company" along with "such entities, our subsidiaries, or the consolidated VIEs."

Prospectus Summary, page 1

3.   We note your response to comment 7, however your disclosure appears to continue to be deficient. In connection therewith:

- State whether you have been denied any permissions or approvals to operate your business.

- We note your disclosure in the last paragraph on page 4 regarding the consequences if you are required to obtain permissions or approvals to offer your securities in the future as a result of changes in the law. Revise to also address the consequences if you inadvertently conclude that permissions or approvals to offer your securities are not required.

- Include disclosure of the consequences to you if you, your subsidiaries, the VIEs or the VIEs' subsidiaries: (i) do not receive or maintain permissions or approvals to operate your businesses, (ii) inadvertently conclude that permissions or approvals to operate your businesses are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain permissions or approvals in the future to operate your businesses.

4.   Please revise or advise regarding your reference on page 13 to an entity named "Shanghai Juhao."

General

5.   We note your response to comment 5. In connection therewith:

- The disclosure in the sixth paragraph on your cover page disclosure states that a VIE is an "entity whose financial statements are included in our consolidated financial statements as a result of a series of agreements ("VIE Agreements") which give us, through our WFOE, the ability to conduct the operations in China and consolidate the financial statements of such entities under the U.S. Generally Accepted Accounting Principles (the "U.S. GAAP")." Please revise to state that you have the ability to conduct operations in China and consolidate the financial statements of such entities for accounting purposes through the VIE Agreements to the extent you have satisfied the conditions for consolidation of the VIEs under U.S. GAAP.

- We note your cover page disclosure that the economic benefits of the VIE's business "are transferred to us through certain contractual arrangements and consolidate them into our financial statements under U.S. GAAP as a primary beneficiary for accounting purposes." Please revise to state that you receive the economic benefits of the VIEs, are the primary beneficiary for accounting purposes, and consolidate their financial statements through the VIE Agreements to the extent you have satisfied the conditions for consolidation of the VIEs under U.S. GAAP. Make similar changes in the first paragraph on page 2, first paragraph on page 13 and third paragraph on page 17.

- We note your revised disclosure on the cover page that discusses the consolidation of the "financial statements of the VIEs as its primary beneficiary under the U.S. GAAP" in place of your discussion of your "ability to manage the VIEs." Revise to state that you consolidate the VIEs financial statements and are their primary beneficiaries for accounting purposes to the extent you satisfy the conditions for consolidation of the VIEs under U.S. GAAP. Please make conforming changes on pages 13 and 18 where you continue to discuss your "ability to effectively manage the VIEs and receive economic benefits from it."

6. In an appropriate place, please discuss the arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion. In revising your disclosure, please also discuss China's Enterprise Tax Law, which imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of Mainland China unless such holding company is registered in Hong Kong or other jurisdictions that have a tax treaty with Mainland China, in which case the tax is 5% (subject to a qualification review at the time of the distribution).

You may contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Fei Chen